The Estée Lauder Companies Inc.
767 Fifth Avenue
New York, NY 10153

May 25, 2022

Ms. Nudrat Salik
Ms. Jeanne Baker
Division of Corporation Finance
Office of Life Sciences
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:    The Estée Lauder Companies Inc.
    Form 10-K for the fiscal year ended June 30, 2021
    Filed August 27, 2021
File No. 001-14064

Dear Ms. Salik and Ms. Baker:

This letter sets forth the response of The Estée Lauder Companies Inc. (the “Company” or “we” or “our”) to the comment of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter dated May 12, 2022.  The Company’s response set forth below corresponds to the comment as numbered in the Staff's letter.

Form 10-K for the Year Ended June 30, 2021

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

1.We note the significant changes in net sales on a consolidated as well as segment basis. For example, consolidated net sales increased by 13% from $14.3 billion in 2020 to $16.2 billion in 2021 and skin care net sales increased by 28% from $7.4 billion in 2020 to $9.5 billion in 2021. In this regard, in accordance with Item 303(b)(2)(iii) of Regulation S-K, please further expand your net sales discussion to disclose the extent to which changes in prices, changes in volume, or the introduction of new products contributed to fluctuations in net sales.

Company Response:

1.During the preparation of our Form 10-K for the fiscal year ended June 30, 2021, we considered the requirements of Item 303(b)(2)(iii) of Regulation S-K to describe the extent to which material changes in net sales are attributable to changes in prices or to changes in the volume or amount of goods or services being sold or to the introduction of new products or services.

In our disclosure, we note that we are a leader in the beauty industry focused on the skin care, makeup, fragrance and hair care categories, and our products are sold in approximately 150 countries and territories under a number of well-known brand names (see pages 2 – 8). As we disclose, our various brands are positioned differently, based on lifestyle and price points (page 4). For example, products from certain brands, such as La Mer, are priced higher than products from other brands (page 4). In addition, generally, skin care and fragrance products are priced higher than makeup products (page 4), which could impact changes in net sales from period to period.

The fiscal 2021 increase in net sales was mainly attributable to the challenges stemming from the COVID-19 pandemic that negatively impacted the second half of fiscal 2020. Our fiscal 2021 discussion included changes in net sales attributable to changes in volume and new products; changes in list prices were not material to net sales growth when comparing fiscal 2021 to fiscal 2020. The increase in volume of sales of luxury skin care products and luxury fragrance products (both of which are priced higher than other products) also contributed to the increase in net sales. New product launches, particularly in the skin care product category, also contributed to growth. In addition, we noted the continuing impacts of the COVID-19 pandemic on our operating environment.

We respectfully direct the Staff to our disclosures as follows:

i.Page 35, Net Sales - Overview of material year-over-year changes in consolidated net sales, highlighting the challenges stemming from the COVID-19 pandemic, as well as drivers by product category and brands:

"The fiscal 2021 increase in reported net sales mainly reflected higher net sales in the second half of the fiscal year compared to the prior-year period. Fiscal 2020 reported net sales reflected the negative impacts of the COVID-19 pandemic that started in the second half of that fiscal year, including the temporary closing of businesses deemed “non-essential,” travel bans and restrictions, social distancing and quarantines. Reported net sales increased in fiscal 2021, primarily due to higher net sales in skin care, fragrance and hair care, as well as growth in our Asia/Pacific and Europe, the Middle East & Africa regions. Skin care net sales growth primarily reflected higher net sales from Estée Lauder, La Mer, Dr. Jart+ and Clinique, as well as incremental net sales attributable to the increase in our ownership of DECIEM in the fiscal 2021 fourth quarter. Fragrance net sales increased, primarily benefiting from higher net sales from Jo Malone London, Tom Ford Beauty and Le Labo, and higher net sales from Aveda and Bumble and bumble drove the growth in hair care. The increase in net sales in mainland China, our travel retail business and Korea drove growth internationally. Our direct-to-consumer online net sales continued to have strong growth."

ii.Page 36, Makeup (as well as the skin care disclosure noted in item (iv) below) - Detailed disclosures of material year-over-year changes in makeup and skin care product category net sales. For example:

"Reported makeup net sales decreased in fiscal 2021, primarily due to lower net sales from virtually all brands, led by M·A·C and Clinique, combined, of approximately $476 million. The makeup product category continues to be more negatively impacted by the effects of the COVID-19 pandemic, especially the challenging environment in brick-and-mortar retail locations and fewer makeup usage occasions. The continued decline in prestige makeup and ongoing competitive activity in North America also contributed to the decline in net sales from these brands.

The makeup net sales decrease was impacted by approximately $82 million of favorable foreign currency translation."

iii.Page 31, Business Update - Overview of material year-over-year changes in net sales by product category and geographic region. For example:

"In fiscal 2021, global prestige skin care continued to lead product category growth. Our skin care net sales benefited from the enduring strength of hero product lines such as Advanced Night Repair from Estée Lauder, Crème de La Mer from La Mer, and the Dramatically Different products and Even Better Clinical Radical Dark Spot Corrector + Interrupter from Clinique, as well as recent product launches, the growth in Asia and targeted expanded consumer reach. The launches of Advanced Night Repair Synchronized Multi-Recovery Complex, Revitalizing Supreme+ Bright, and the relaunch of Perfectionist Pro from Estée Lauder, Genaissance de la Mer The Concentrated Night Balm from La Mer, and Moisture Surge 100H Auto-Replenishing Hydrator from Clinique were particularly successful in Asia/Pacific. Net sales of skin care products in fiscal 2021 rose in every geographic region, led by Estée Lauder. La Mer and Dr. Jart+, which we acquired in December 2019."

iv.Pages 36 - 39, Net Sales - Detailed disclosure of material year-over-year changes in net sales by product category and geographic region. For example (including disclosures relating to the increase in sales of luxury skin care products):
"Reported skin care net sales increased in fiscal 2021, primarily reflecting higher net sales from Estée Lauder, La Mer, Clinique and Dr. Jart+, combined, of approximately $1,896 million, as well as incremental net sales attributable to our acquisition of Dr. Jart+ at the end of the fiscal 2020 second quarter and the increase in our ownership of DECIEM in the fiscal 2021 fourth quarter, combined, of approximately $332 million. Net sales increased from Estée Lauder and La Mer, led by our travel retail business (primarily in Hainan) and mainland China, reflecting strong growth from direct-to-consumer online net sales of products from these brands primarily due to successful holiday and promotional events. The net sales increase from Estée Lauder reflected the continued success of hero product franchises, such as Advanced Night Repair, Nutritious, Micro Essence, Revitalizing Supreme+ and Re-Nutriv, as well as fiscal 2021 product launches, such as Advanced Night Repair Synchronized Multi-Recovery Complex and Revitalizing Supreme+ Bright. The increase in net sales from La Mer also benefited from the continued success of hero products, such as The Treatment Lotion, Crème de la Mer, The Moisturizing Soft Cream and The Concentrate, as well as the fiscal 2021 launch of the Genaissance de la Mer The Concentrated Night Balm and targeted expanded consumer reach. Net sales increased from Clinique, primarily due to higher net sales in our travel retail business (primarily in Hainan), and higher net sales in North America and mainland China, reflecting the continued success of existing products, such as Dramatically Different products and Even Better Clinical Radical Dark Spot Corrector + Interrupter, new product launches, such as Moisture Surge 100H Auto-Replenishing Hydrator, and strong direct-to-consumer online net sales growth.

The skin care net sales increase was impacted by approximately $225 million of favorable foreign currency translation."

v.Page 30, COVID-19 Business Update - General discussion on the continuing impacts of the COVID-19 pandemic on our operating environment. For example:

"Retail impact - Most brick-and-mortar retail stores that sell our products, whether operated by us or our customers, were open during the fiscal 2021 second quarter in China and the United States. There were intermittent closures throughout the rest of the world, particularly in the second half of fiscal 2021. In most of the Asia/Pacific region (with the exception of China), the United Kingdom, Continental Europe, Canada, and much of Latin America, many retail stores were temporarily closed for some period during the fiscal 2021 fourth quarter due to the resurgence of COVID-19 cases. In much of the United Kingdom and Continental Europe, retail locations gradually reopened during the fourth quarter but with capacity and other safety restrictions in place. Globally, in areas where stores were open, consumer traffic has not recovered to the pre-COVID-19 pandemic levels. International travel has remained largely curtailed globally due to both government restrictions and consumer health concerns that continue to adversely impact consumer traffic in most travel retail locations. Conversely, domestic travel in China, especially in Hainan, and some other travel corridors in Asia/Pacific and The Americas were open."

"Consumer Preferences - The COVID-19 pandemic-related closures of offices, retail stores and other businesses and the significant decline in social gatherings influenced consumer preferences and practices. Specifically, the demand for makeup continued to be weak given fewer makeup usage occasions and ongoing mask wearing, while other categories were more resilient."

In future filings, including our Annual Report on Form 10-K for the fiscal year ending June 30, 2022, we will continue to consider the requirements of Item 303(b)(2)(iii) of Regulation S-K.

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The Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any additional questions or comments to me by email or at (212) 572-4520.  My fax number is (212) 572-6787.

Very truly yours,
/s/ Tracey T. Travis
Tracey T. Travis
Executive Vice President and Chief Financial Officer

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